SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                    CELLULAR TECHNICAL SERVICES COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    151167103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Edward R. Mandell, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 27, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

CUSIP No. 151167103                                                  Page 2 of 5


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stephen Katz
            --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]


    3       SEC USE ONLY

            --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            PF
            --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
            --------------------------------------------------------------------

                        7  SOLE VOTING POWER    174,120 (includes currently
      NUMBER OF                                 exercisable options to purchase
        SHARES                                  43,290 shares of common stock
     BENEFICIALLY                               and 41,273 shares of common
       OWNED BY                                 stock held by a partnership that
         EACH                                   is controlled by Mr. Katz
      REPORTING                                 --------------------------------
        PERSON
         WITH           8  SHARED VOTING POWER      0
                                                --------------------------------

                        9  SOLE DISPOSITIVE POWER  174,120 (includes currently
                                                   exercisable options to
                                                   purchase 43,290 shares of
                                                   common stock and 41,273
                                                   shares of common stock held
                                                   by a partnership that is
                                                   controlled by Mr. Katz)
                                                  ------------------------------

                       10  SHARED DISPOSITIVE POWER   0
                                                   -----------------------------


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            174,120 (includes currently exercisable options to purchase 43,290 shares of common stock and 41,273 shares of common stock held by a partnership that is controlled by Mr. Katz)
            --------------------------------------------------------------------

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.46%
            --------------------------------------------------------------------

14          TYPE OF REPORTING PERSON*

            IN
            --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 151167103                                                  Page 3 of 5



Item 1.             Security and Issuer.

         This statement relates to the common stock, par value $.001 per share (the "Common Stock"), of Cellular Technical Services Company, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2815 Second Avenue, Suite 100, Seattle, Washington 98121.

Item 2.             Identity and Background.

         (a) The name of the individual filing this statement is Stephen Katz.

         (b) Mr. Katz's business address is c/o Cellular Technical Services Company, Inc., 20 East Sunrise Highway, Valley Stream, NY 11581.

         (c) Mr. Katz's principal occupations are Chairman and Chief Executive Officer of the Company and engaging in personal investments.

         (d) Mr. Katz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Katz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Katz is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         Only personal funds were used by Mr. Katz to purchase the shares of Common Stock.


Item 4.  Purpose of Transaction.

         Mr. Katz purchased the Common Stock for investment purposes only. Unless otherwise set forth herein, and excepting the activities of Mr. Katz on behalf of the Company in his official capacities as an officer and director, Mr. Katz has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company or disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate  structure,
(g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above; except that Mr. Katz may from time to time acquire additional shares of the Company's common stock in the open market.

CUSIP No. 151167103                                                  Page 4 of 5


Item 5.  Interest in Securities of the Issuer.

         (a) Amount beneficially owned: 174,120 shares of Common Stock, comprising 7.46% of the outstanding shares of Common Stock. This amount includes currently exercisable options to purchase 43,290 shares of common stock and 41,273 shares of common stock held by a partnership that is controlled by Mr. Katz.

         (b) Mr. Katz has the sole power to vote and dispose of the 174,120 shares of Common Stock beneficially owned.

         (c) Between April 17 and May 29, 2003, Mr. Katz purchased the number of shares of Common Stock indicated in the table below through open market purchases effected through a broker:

                                   Number of Shares of
                                   Common Stock
           Date                    Purchased              Price per Share
           4/3/03                  2,000                     $.70
           4/17/03                 4,000                     $.74
           4/17/03                 4,000                     $.75
           4/17/03                 3,800                     $.76
           4/17/03                   200                     $.80
           4/22/03                   280                     $.75
           4/22/03                 7,670                     $.80
           5/27/03                10,000                     $.60
           5/29/03                   200                     $.60


         On May 28, 2003, Mr. Katz transferred 22,274 shares of Common Stock to his spouse pursuant to a financial settlement agreement entered into in connection with divorce proceedings.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         None.

Item 7. Material to be Filed as Exhibits.

         None.

CUSIP No. 151167103                                                  Page 5 of 5

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 2, 2003
                                          --------------------------------------
                                                       (Date)

                                                /s/ Stephen Katz
                                          --------------------------------------
                                                     (Signature)


                                                    Stephen Katz
                                          --------------------------------------
                                                    (Name/Title)